STATEMENT OF FINANCIAL CONDITION

American Enterprise Investment Services, Inc.
SEC File Number: 8-42582
December 31, 2024
With Report of Independent Registered Public Accounting Firm

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Enterprise Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

901 3rd Avenue South
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Bartylla	612-671-2041	jason.bartylla@ampf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers LLP
(Name – if individual, state last, first, and middle name)

One North Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Bartylla _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Enterprise Investment Services, Inc. _____ , as of 12/31 _____ , 2 024 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Phaedre Dionne Sanders
Notary Public
Minnesota
My Commission Expires Jan. 31, 2026

Notary Public

Signature:

Title:
Chief Financial Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2024

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of American Enterprise Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of American Enterprise Investment Services, Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2025

We have served as the Company's auditor since 2010.

PricewaterhouseCoopers LLP, 45 South 7th Street, Suite 3400, Minneapolis, Minnesota 55402
T: (612) 596 6000, www.pwc.com/us

1

Assets:

Cash and cash equivalents	$	112,106
Cash and cash equivalents segregated under federal and other regulations		928,097
Securities segregated under federal and other regulations		477,062
Receivables:		
Customers		1,220,595
Brokers, dealers and clearing organizations		16,630
Affiliates		43,962
Other (net of allowance of $518)		160,241
Securities borrowed		218,189
Goodwill		41,831
Securities owned, at fair value		35,475
Securities owned, fractional shares, at fair value		308,812
Deposits with clearing organizations		30,228
Accrued interest and dividends receivable		2,413
Other assets		9,162
Total assets	$	3,604,803

Liabilities and Stockholder's Equity

Liabilities:

Payables:		
Customers	$	2,374,445
Brokers, dealers and clearing organizations		43,497
Affiliates		146,172
Other		49,130
Securities loaned		272,891
Accrued expenses		19,403
Securities sold, not yet purchased, at fair value		12,456
Securities sold, fractional shares, at fair value		308,812
Unearned revenues		295
Accrued interest and dividends payable		1,196
Total liabilities	$	3,228,297
Liabilites subordinated to the claims of general creditors	$	60,000
Commitments and contigencies (see note 15)		

Stockholder's equity:

Common stock, $1 par value:		
Authorized, issued and outstanding shares - 100	$	—
Additional paid-in capital		195,700
Retained earnings		120,806
Total stockholder's equity	$	316,506
Total liabilities and stockholder's equity	$	3,604,803

1. Organization and Summary of Significant Accounting Policies

Organization

American Enterprise Investment Services, Inc. (the Company) is incorporated under the laws of the State of Minnesota. The Company is a wholly-owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly-owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company executes and clears trades for accounts introduced by Ameriprise Financial Services, LLC (AFS), an affiliated company. The Company also performs services on behalf of mutual fund companies, including affiliates, related to the management of customer books and records. The Company is a dealer in corporate and municipal bonds, U.S. Government and Agency securities and certificates of deposit. The Company is a clearing broker dealer registered with the Securities and Exchange Commission (SEC) and the various states in which the Company conducts business and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the National Association of Securities Dealers Automated Quotations system (NASDAQ) and the Securities Investor Protection Corporation (SIPC).

The Company's operations constitute a single operating segment and therefore a single reportable segment, because the chief operating decision maker ("CODM") manages the business activities using information of the Company as a whole. As its CODM, the Company's President, utilizes the Statements of Operations and its net income metric to allocate resources and assess performance of the Company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Significant Accounting Policies

Basis of financial statement preparation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

Cash and cash equivalents

Cash equivalents can include commercial paper, money market funds, time deposits and other highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less. The Company has evaluated the cash equivalents for credit risk and has determined it is negligible due to the short term nature of the investment.

Receivable from/Payable to customers

Receivables from customers primarily consist of margin loans to brokerage clients and are carried at the estimated net realizable value. The Company is indemnified by AFS for losses incurred by the Company in connection with clients introduced by AFS. Payables to customers primarily consist of cash held in brokerage accounts and are carried at the amount of cash on deposit. The Company has not historically experienced any material credit losses in connection with receivables from customers.

Securities borrowed and loaned

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions. These are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2024, the Company advanced $218,189 of cash collateral with security lenders and received securities with a market value of $209,846 related to those transactions. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. As of December 31, 2024, the Company received $272,891 of cash collateral from security borrowers and loaned securities with a market value of $262,650 related to those transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed and loaned and the related amounts are included in accrued interest and dividends receivable or payable in the statement of financial condition.

Deposits with clearing organizations

Deposits with clearing organizations consist of cash collateral deposited with clearing organizations to allow the Company to clear trades. These are included in deposits with clearing organizations in the statement of financial condition.

Securities transactions

Proprietary securities transactions (securities owned and securities sold, not yet purchased) in regular-way trades are recorded on the trade date, with the pre-settlement balance reflected as part of receivable from/payable to brokers, dealers, and clearing organizations in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are carried at fair value on a trade date basis. Securities owned by customers, excluding fractional shares, but including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

Fractional shares

Customer accounts occasionally hold fractional shares as a result of Dividend Reinvestment Plans (DRIP) and corporate activity such as stock splits. When a customer's DRIP or other activity results in the customer receiving a share quantity that is not a whole number, the Company will transact whole shares on an agency basis and the fraction of a share on a principal basis. The Company records a liability (securities sold, not yet purchased, fractional shares, at fair value) on the statement of financial condition for amounts related to customer fractional shares (determined on a customer by customer basis for each equity security held). The Company typically purchases and holds shares of the respective securities in amounts that approximate the fractional share liability and has reflected these as securities owned, fractional shares, at fair value on the statement of financial condition. The fair value of the fractional share assets and liabilities is determined by quoted prices in active markets.

Goodwill

Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that impairment may have occurred. In determining whether impairment has occurred, the Company uses the discounted cash flow method. For the year ending December 31, 2024 the impairment test on goodwill did not indicate impairment.

Accrued expenses

Accrued expenses primarily represent amounts due to employees for compensation-related items. These expenses are recognized when incurred.

Income taxes

The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded. The controlled group for which the Company is a member is an applicable corporation with regard to the corporate alternative minimum tax ("CAMT") and is therefore required to compute the CAMT. In accordance with the tax sharing agreement, the Parent will be liable for any CAMT liability and expense.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

Allowance for credit losses

Allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected over the asset's expected life, considering past events, current conditions and reasonable and supportable forecasts of future economic conditions. Estimates of expected credit losses consider both historical charge-off and recovery experience as well as current economic conditions and management's expectation of future charge-off and recovery. Expected losses related to risks other than credit risk are excluded from the allowance for credit losses.

The Company monitors the market value of collateral supporting the margin loans and stock borrows and requests additional collateral, when necessary, in order to mitigate the risk of loss. Due to these ongoing monitoring procedures, under the practical expedient, the allowance for credit losses is only measured for the margin loan balances and stock borrow balances that are undercollateralized at the statement of financial condition date. The uncollateralized amount was immaterial as of December 31, 2024.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Segment Reporting – Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures, updating reportable segment disclosure requirements in accordance with Topic 280, Segment Reporting ("Topic 280"), primarily through enhanced disclosures about significant segment expenses. The amendments also expand Topic 280 disclosures to public entities with one reportable segment, clarify circumstances in which an entity can disclose multiple segment measures of profit

or loss, and contain other disclosure requirements. The amendments are effective for annual periods beginning after December 15, 2023. The Company adopted the standard on January 1, 2024. The adoption of the standard did not have an impact on the Company's financial condition and results of operations as the standard is disclosure-related only.

3. Cash, cash equivalents and securities segregated under federal and other regulations

The Company is required to segregate cash and qualified securities in a special reserve account for the exclusive benefit of customers under SEC Rule 15c3-3 (Customer Protection Rule). The Company also performs the computation for assets in the proprietary accounts of brokers (PAB) in accordance with the customer reserve computation set forth in the Customer Protection Rule and segregates cash in a special reserve account for the benefit of the PAB.

As of December 31, 2024, cash and securities segregated under federal and other regulations consisted of the following:

Cash and cash equivalents segregated under federal and other regulations for benefit of :	
Customers	$ 927,977
PAB	120
Total cash and cash equivalents segregated under federal and other regulations	928,097
Securities segregated under federal and other regulations for customers	477,062
Total cash, cash equivalents and securities segregated under federal and other regulations	$ 1,405,159

4. Cash sweeps

The Company offers clients one of three default sweep options at the product level as an automatic investment or sweep of excess cash in their brokerage or advisory accounts. Clients may keep the default option or choose Ameriprise Cash.

The FDIC insured product is either Ameriprise Insured Money Market Account (AIMMA), a multibank program or Ameriprise Bank Insured Sweep Account (ABISA), a single bank model. AIMMA is a multi-bank program with 22 non-affiliated banks and one affiliated bank, Ameriprise Bank, FSB, participating in the program. As of December 31, 2024, $26,366,998 was invested in the FDIC insured programs, of which Ameriprise Bank, FSB held $21,670,019.

The Dreyfus money market option consist of two money market funds, the Dreyfus General Government Securities Money Market Fund and the Dreyfus Government Cash Fund. As of December 31, 2024, there was $1,095,754 invested in the Dreyfus funds.

The amount of excess cash swept into AIMMA, ABISA, and Dreyfus Funds products is not reported in the statement of financial condition and is not included in the computation for determination of reserve requirement pursuant to rule 15c3-3 as client dollars in AIMMA and ABISA are the obligations of the respective institutions and the Dreyfus Funds is an investment option that represents customer owned securities.

Ameriprise Cash is an interest bearing product and is covered by the SIPC. Clients' assets are subject to coverage thresholds of a maximum of $500 per client, including a $250 limit on claims for cash held in Ameriprise client accounts. As of December 31, 2024, there was $2,292,663 of clients' free credit balances invested in this product. This amount is held on deposit with the Company and is included as payable to customers in the statement of financial condition and is included in the computation for determination of reserve requirement pursuant to rule 15c3-3.

5. Customer receivables and payables

Customer receivables include amounts due on margin and cash transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2024, less than 1% of receivables from customers are unsecured per the FINRA definition. In accordance with the intercompany clearing agreement, the introducing broker dealer, AFS, has agreed to indemnify the Company and therefore the Company has not established an allowance for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation, as AFS is an affiliated company. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected on the accompanying statement of financial condition.

Customer payables represent free credit balances, funds deposited by customers and funds accruing to customers as a result of settled trades.

The components of receivables from and payables to customers as of December 31, 2024 are as follows:

Receivables:	
Margin loans	$ 1,145,674
Other customer receivables	74,921
Total receivables	$ 1,220,595
Payables:	
Free credit balance	$ 2,292,663
Other customer payables	81,782
Total payables	$ 2,374,445

The Company has a payable to customers related to fractional share amounts arising from DRIP and other transactions. At December 31, 2024 the fractional share liability was $308,812 and was reflected in securities sold, not yet purchased, fractional shares, at fair value on the statement of financial condition.

6. Receivables from and payables to brokers, dealers, and clearing organizations

Broker receivables and payables arise primarily from securities transactions executed by the Company for customers and non-customers introduced by AFS. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession or control, on deposit, or receivable from customers or other brokers.

Broker payables represent amounts related to the unsettled purchase of securities. The value of such securities at December 31, 2024 approximates the amounts owed.

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2024 are as follows:

Receivables:		
Securities failed to deliver	$	8,621
Funds due from clearing organizations and financial institutions, net		8,009
Total receivables	$	16,630
Payables:		
Securities failed to receive	$	26,819
Funds due to clearing organizations and financial institutions, net		16,678
Total payables	$	43,497

The Company has the ability to hypothecate and rehypothecate customer securities. In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

7. Other receivables

Other receivables are net of allowance, include $68,854 for third party marketing support, $34,470 for networking and sub-accounting fees, $22,571 for receivables related to customers' investments in affiliated companies' products, $12,660 for other miscellaneous receivables, $11,867 for distribution fees from cash sweep products, and $9,819 for customer account maintenance fee.

8. Securities owned and securities sold, not yet purchased

As of December 31, 2024, securities owned by the Company were $35,475, of which $11,845 is held at the Option Clearing Corporation (OCC) as part of required clearing deposits. The Company also has $308,812 of securities owned, fractional shares, at fair value included on the statement of financial condition. Securities sold, not yet purchased by the Company as of December 31, 2024 are $12,456. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The securities sold, fractional shares, at fair value represent $308,812 of the total. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

9. Fair values of assets and liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Segregated securities and cash equivalent segregated securities under federal and other regulations

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Segregated securities with original or remaining maturities at the time of purchase of 90 days or less are considered cash equivalents. All segregated securities are treasury notes, and are classified as Level 1 as the fair values of the securities are obtained from nationally-recognized pricing services.

Securities owned

When available, the fair value of securities owned and securities owned, fractional shares is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include U.S. treasury notes, equity securities and mutual funds traded in active markets. Level 2 securities primarily include corporate bonds, residential mortgage backed securities, commercial mortgage backed securities, asset backed securities, state and municipal obligations and U.S. agency and foreign government securities. The fair value of these Level 2 securities is based on a market approach with prices obtained from third party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes. Other Level 2 securities include primarily unit investment trusts.

Liabilities

Securities sold, not yet purchased

When available, the fair value of securities sold, not yet purchased and securities sold, not yet purchased, fractional shares is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include U.S treasury notes, and equity securities traded in active markets. Level 2 securities primarily include corporate bonds, residential mortgage backed securities, commercial mortgage backed securities and asset backed securities. Level 2 other securities include unit investment trusts and other equity.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Assets				
Segregated investments	$477,062	$ —	$ —	$477,062
Segregated cash equivalents	79,638	—	—	79,638
Government and agency obligation	11,845	750	—	12,595
Corporate bonds	—	11,766	—	11,766
Municipal bonds	—	9,665	—	9,665
Equities	1,041	—	—	1,041
Other securities	3	405	—	408
Securities owned, fractional shares, at fair value	308,812	—	—	308,812
Total assets at fair value	$878,401	$ 22,586	$ —	$900,987
Liabilities				
Securities sold, not yet purchased				
Corporate bonds	$ —	$ 6,769	$ —	$ 6,769
Government and agency obligation	5,201	—	—	5,201
Equities	214	—	—	214
Other securities	—	272	—	272
Securities sold, not yet purchased, fractional shares, at fair value	308,812	—	—	308,812
Total liabilities at fair value	$314,227	$ 7,041	$ —	$321,268

Fair Value of other Financial Instruments

Other financial instruments are recorded by the Company at fair value or at contract amounts, which approximate fair value and include receivables from and payables to brokers, dealers and clearing organizations; deposits with clearing organizations; and amounts receivable from and payable to affiliates. These financial instruments have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value. There were no transfers between levels during the period.

Assets and Liabilities Not Reported at Fair Value

Customer receivables

Customer receivables are measured at outstanding balances, which are a reasonable estimate of fair value because of the sufficiency of the collateral and short term nature of these receivables. The Company monitors collateral supporting margin loans and requests additional collateral when necessary in order to maintain sufficiently

American Enterprise Investment Services, Inc.
Notes to Financial Statement (continued)
December 31, 2024
(in thousands)

collateralized loans. Margin loans that are sufficiently collateralized are classified as Level 2. Customer receivables are described in Note 5.

Securities borrowed

Securities borrowed require the Company to deposit cash or collateral with the lender. As the market value of the securities borrowed is monitored daily and the transactions are short term, the carrying value is a reasonable estimate of fair value. The fair value of securities borrowed is classified as Level 1 as the value of the underlying securities is based on unadjusted prices for identical assets. Securities borrowed are described in Note 16.

Customer payables

Customer payables primarily consist of cash held in brokerage accounts and are carried at the amount of cash on deposit. Customer deposits are liabilities with no defined maturities and fair value is the amount payable on demand at the reporting date. The fair value of these deposits is classified as Level 1. Customer payables are described in Note 5.

Securities loaned

Securities loaned require the borrower to deposit cash or collateral with the Company. As the market value of the securities loaned is monitored daily and the transactions are short term, the carrying value is a reasonable estimate of fair value. Securities loaned are classified as Level 1 as the fair value of the underlying securities is based on unadjusted prices for identical assets. Securities loaned are described in Note 16.

10. Financing activities and off-balance sheet risk

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or if contra brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or reduce positions, when necessary.

In August 2019, the Company entered into agreements for uncommitted lines of credit with three third party banks, having a combined limit of $500,000. There were no draws on the lines of credit during the year ending December 31, 2024. The Company also maintains related party financing agreements with the Parent as described in Note 12.

The Company enters into securities borrowing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requires that additional collateral be deposited with or returned by the Company when deemed necessary.

American Enterprise Investment Services, Inc.
Notes to Financial Statement (continued)
December 31, 2024
(in thousands)

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permit it to pledge the securities to others. At December 31, 2024, the Company obtained securities with a fair value of approximately $1,653,140 on such terms, for which $712,716 have been either pledged or otherwise transferred to others in connection with the Company's financing activities. Of the securities pledged, the market value of securities pledged at the OCC was $450,067.

11. Related-party transactions

The Company maintains two revolving lines of credit with the Parent with limits aggregating up to $750,000 to fund short-term operational needs: $300,000 committed and $450,000 with lender discretion. These agreements remain in effect until the commitment is terminated upon written notice by either party. For the year ended December 31, 2024, the Company utilized the line of credit 112 days and during this period had an average overnight borrowing of $105,844 at a weighted average interest rate of 3.68%, with interest expense paid to the Parent of $1,363. There was $99,000 outstanding balance on the line of credit at December 31, 2024.

The Company has a short-term intercompany lease agreement with an affiliate, Ameriprise Holdings, Inc. (AHI). The agreement has a one-year term with no contractual renewal provision and is cancelable by either party with 30 days notice. No lease asset or liability is recorded on the statement of financial condition due to the practical expedient. Under the agreement, the Company compensates AHI for use of property, equipment and similar items that AHI owns and maintains.

Receivables due from affiliates on the statement of financial condition as of December 31, 2024, primarily include $37,296 clearing fees and other related receivables from AFS, $3,851 networking sub-accounting fees from Columbia Management Investment Services, Corp and marketing support of $2,416 from Columbia Management Investment Distributors, Inc.

Payables due to affiliates on the statement of financial condition as of December 31, 2024, primarily includes $123,462 to the Parent, of which $99,000 is related to an outstanding loan on a line of credit and $24,462 for administrative and service costs, and $22,625 for trading concessions to AFS.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. Effective April 2020, the Parent no longer enrolled new employees in the Plan. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company also participates in the Parent's Incentive Compensation Plan. Under the Incentive Compensation Plan, employees are eligible to receive incentive awards including stock options, restricted stock awards, non-qualified options, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The Company pays various employee benefit plan expenses to the Parent including expenses associated with RSAs, RSUs, stock options and deferred compensation plans, based on the value of the awards issued to the Company's employees.

For the year ending December 31, 2024, the Company paid dividends to the Parent of $505,000.

In the normal course of business, the Company's or its affiliates' executive officers and directors may have brokerage accounts or other financial products offered by the Company or its affiliates.

12. Subordinated Liabilities

The Company entered in a subordinated loan agreement with the Parent on January 25, 2017. Under this agreement the Parent lent the Company $60,000 with an initial term of 5 years to be repaid no later than January 25, 2022. The Company has the option to renew the current agreement in one-year increments in perpetuity. Effective June 1, 2023, the Company and Lender agreed to amend the subordinated agreement by modifying the interest rate from LIBOR plus 90 basis points to Daily Simple SOFR plus 100 basis points (SOFR + 1.00%) per annum. The loan agreement has been approved by FINRA to be added as allowable liabilities in computing net capital under the SEC's SEA Rule 15c3-1(d). Pursuant to the agreement, the Parent must notify the Company on or before the day thirteen months preceding the maturity if they do not intend to extend the maturity date of the agreement. The loan agreement was automatically renewed for one year in January 2022, 2023 and 2024, extending the maturity date to January 22, 2023, 2024 and 2025, respectively.

13. Net capital provisions

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined or $250, if greater.

At December 31, 2024, the Company's net capital was $141,420 or 9% of aggregate debit balances, and $111,611 in excess of required net capital. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

14. Income taxes

The Company had a payable to the Parent for federal income taxes of $1,155 and a payable to the Parent for state income taxes of $3,005 at December 31, 2024, which were included in due to affiliates on the statement of financial condition.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2024 are as follows:

	2024
Deferred income tax assets:	
Deferred compensation	$ 4,735
Accrued Liabilities	1,364
Other	125
Total deferred income tax assets	$ 6,224

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2024
Balance at January 1	$ 10,519
Additions for tax positions related to the current year	1,176
Additions for tax positions of prior years	59
Reductions for tax positions of prior prior years	(1,192)
Reductions due to lapse of statutes of limitations	(3,210)
Balance at December 31	$ 7,352

If recognized, approximately $5,808, net of federal tax benefits, of unrecognized tax benefits as of December 31, 2024, would affect the effective tax rate.

It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The Company estimates that the total amount of gross unrecognized tax benefits may decrease by approximately $687 in the next 12 months primarily due to state statutes of limitations expirations.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company has recognized a decrease of $487 of interest or penalties. At December 31, 2024 the Company had a payable of $945 related to accrued interest and penalties.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax return of the Parent, in the U.S. federal jurisdiction and various state jurisdictions. The Internal Revenue Service ("IRS") is currently auditing the Parent's U.S. income tax returns for 2019 and 2020. The state income tax returns of the Parent or its subsidiaries, including the Company, are currently under examination by various jurisdictions for years ranging from 2017 through 2023.

15. Commitments, contingencies and other legal and regulatory matters

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and may indemnify them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its operations. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates.

American Enterprise Investment Services, Inc.
Notes to Financial Statement (continued)
December 31, 2024
(in thousands)

Uncertain economic conditions, volatility in the financial markets, and significant recently enacted financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the FINRA, and other governmental and quasi-governmental authorities concerning the Company's business activities and practices. These legal and regulatory inquiries, proceedings and potential disputes are subject to uncertainties and, as such, the Company is unable to predict the ultimate resolution or range of loss that may result. In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

16. Offsetting assets and liabilities

Certain financial instruments and derivative instruments are eligible for offset in the statement of financial condition under U.S. GAAP. The Company's securities borrowing and lending agreements are subject to master netting arrangements and collateral arrangements and meet the U.S. GAAP guidance to qualify for offset. A master netting arrangement with counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. Securities borrowed and loaned result from transactions between the Company and other financial institutions and are recorded at the amount of cash collateral advanced or received.

All securities borrowed and loaned transactions have an open contractual term and, upon notice by either party, may be terminated within three business days. As of December 31, 2024, all securities loan open contracts are equity securities and open borrow contracts primarily consist of equity securities and a limited amount of fixed income contracts.

The Company's policy is to recognize amounts subject to master netting arrangements on a gross basis on the statement of financial condition.

(in thousands)

The Company's assets subject to master netting arrangements as of December 31, 2024, are as follows:

	Gross amounts of recognized assets	Gross amount offsets in the statement of financial condition	Amounts of assets presented in the statement of financial condition	Gross amount not offset in the statement of financial condition: Financial instruments (1)	Gross amount not offset in the statement of financial condition: Security collateral	Net amount
Securities borrowed	$ 218,189	$ —	$ 218,189	$ (71,260)	$ (141,712)	$ 5,217
Total	$ 218,189	$ —	$ 218,189	$ (71,260)	$ (141,712)	$ 5,217

1) Represents the amount of assets that could be offset by liabilities with the same counterparty under master netting arrangements that management elects not to offset on the statement of financial condition.

The Company's liabilities subject to master netting arrangements as of December 31, 2024, are as follows:

	Gross amounts of recognized assets	Gross amount offsets in the statement of financial condition	Amounts of assets presented in the statement of financial condition	Gross amount not offset in the statement of financial condition: Financial instruments (1)	Gross amount not offset in the statement of financial condition: Security collateral	Net amount
Securities loaned	$ 272,891	$ —	$ 272,891	$ (71,260)	$ (194,516)	$ 7,115
Total	$ 272,891	$ —	$ 272,891	$ (71,260)	$ (194,516)	$ 7,115

1) Represents the amount of liabilities that could be offset by assets with the same counterparty under master netting arrangements that management elects not to offset on the statement of financial condition.

17. Subsequent events

As of February 20, 2025, which is the date the financial statements were available to be issued, the Company evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No subsequent events or transactions requiring recognition or disclosure were identified.